

16013428

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coltin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Madison Avenue 14th Floor Suite 1413
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein 732-828-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gettry Marcus CPA, P.C.
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



COLTIN SECURITIES, LLC

REPORT ON AUDIT OF
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

OATH OR AFFIRMATION

I, Bruce Jaeger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coltin Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

ROBERT F. TANNENHAUSER
Notary Public, State of New York
No. 31-4966518
Qualified in New York County
Commission Expires May 7, ~~19~~ 20 18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLTIN SECURITIES, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of Coltin Securities, LLC

We have audited the accompanying statement of financial condition of Coltin Securities, LLC (a Delaware limited liability company) as of December 31, 2015 and the related notes to the financial statements. This financial statement is the responsibility of Coltin Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coltin Securities, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.
New York, New York
February 26, 2016

GETTRY MARCUS CPA, P.C.
GETTRYMARCUS.COM
88 Froehlich Farm Blvd., 3rd Floor, Woodbury, New York 11797 | T 516.364.3390
3 Park Avenue, 27th Floor, New York, New York 10016 | T 212.684.3399
462 Seventh Avenue, 22nd Floor, New York, New York 10018 | T 212.302.6000

COLTIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	18,323
Prepaid expenses and other current assets		11,814
Total Assets	$	30,137

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	8,117
Member's equity		22,020
Total Liabilities and Member's Equity	$	30,137

The accompanying notes are an integral part of these financial statements.
Filed in accordance with rule 17a-5(e0(3) as a PUBLIC DOCUMENT

COLTIN SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Coltin Securities, LLC (the "Company") was organized as a limited liability company on February 2, 2009 under the laws of the State of Delaware and is subject to the provisions of the Delaware Limited Liability Company Act. The Company began business operations in May 2009. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on October 14, 2009. The Company is a single member limited liability company and continues indefinitely until it is terminated. The Company served as a private placement agent and finder regarding private placement of securities and provides consulting services regarding mergers and acquisitions transactions. The Company has sufficient resources through its managing member and is a going concern (in a positive sense) in that it does not foresee itself in any financial difficulty for at least the next year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

The Company earns referral fees for assisting its clients in raising capital from various investors. Referral fees are stipulated in the contract and are recognized when earned. During 2015, the Company earned no fees from clients.

b) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements. However, the Company is liable for New York City Unincorporated Business taxes ("UBT").

There is no current or deferred provision for UBT due to no current year taxable income for UBT purposes.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

a) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

c) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

d) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's net capital was $ 9,840 which was $4,840 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .82 to 1.

4. COMMITMENTS AND CONTINGENCIES

The Company occupies its facility pursuant to a lease which expires December 31, 2016. The Company amended it's lease to secure a lower monthly payment and currently renews the lease in twelve month intervals. Rent expense charged to operations during 2014 was $3,588 and includes the tenant's share of overhead assessed by the landlord.

Future minimum annual rental payments are as follows:

Year Ended December 31,	
2016	$ 3,360

5. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred through February 26, 2016, the date the financial statements were available to be issued, that would require recognition or disclosure in the financial statements.